Exhibit 99.1

Allot Announces Q1 2023 Financial Results

Hod Hasharon, Israel – May 16, 2023 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited first quarter 2023 financial results.

Q1 Financial Highlights

•	First quarter revenues were $21.1 million;

•	SECaaS revenues were $2.3 million; March 2023 SECaaS ARR* was $9.3 million;

•	First quarter GAAP operating loss was $11.9 million, and non-GAAP operating loss was $8.2 million;

•	Q1 GAAP net loss was $11.4 million, and non-GAAP net loss was $7.7 million;

Financial Outlook

Looking ahead, management reiterates its financial expectations as follows:

•	Full year 2023 revenues of $110 million to $120 million (of which SECaaS revenues are expected to be between $11 million and $13 million);

•	Full year 2023 operating loss and net negative cash flow of between $15 million and $20 million;

•	December 2023 total ARR*, including SECaaS ARR* and Support & Maintenance ARR*, is expected to be between $56 million and $63 million;

•	Reiterates expectations to be profitable in 2024;

Management Comment

Erez Antebi, President & CEO of Allot, commented, “In light of continued challenging economic conditions and our lower revenues, we have been continuously working to reduce our expenses.  We remain committed to our target of reaching profitability in 2024 through the growth of the SECaaS business, combined with tight expense control. We believe that our strategy of transforming our business towards a recurring SECaaS revenue model will drive sustainable profitable growth and long-term shareholder value."

Q1 2023 Financial Results Summary

Total revenues for the first quarter of 2023 were $21.1 million, a decrease of 34% compared to $31.9 million in the first quarter of 2022.

Gross profit on a GAAP basis for the first quarter of 2023 was $13.5 million (gross margin of 63.8%), a 39% decline compared with $22.1 million (gross margin of 69.3%) in the first quarter of 2022.

Gross profit on a non-GAAP basis for the first quarter of 2023 was $14.2 million (gross margin of 67.2%), a 37% decline compared with $22.4 million (gross margin of 70.3%) in the first quarter of 2022. The gross margin level in the current quarter was impacted by product mix and the lower revenue level.

Net loss on a GAAP basis for the first quarter of 2023 was $11.4 million, or $0.30 per basic share, compared with a net loss of $6.1 million, or $0.17 per basic share, in the first quarter of 2022.

Net loss on a non-GAAP for the first quarter of 2023 was $7.7 million, or $0.21 per basic share compared with a non-GAAP net loss of $3.5 million, or $0.10 per basic share, in the first quarter of 2022.

Cash, short-term bank deposits and investments as of March 31, 2023 totaled $77.3 million, compared to $86.4 million as of December 31, 2022.

ARR - U.S. dollars in millions (Unaudited)

	Dec. 2021	Dec. 2022	Dec. 2023 target	2022 vs. 2021	2023 (target) vs. 2022
Support & maintenance ARR *	42.0	42.5	41-43	1%	(4)%-1%

SECaaS ARR **	5.2	9.2	15-20	77%	63%-117%

Total ARR	47.2	51.7	56-63	10%	8%-22%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.

** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its first quarter 2023 earnings results today, May 16, 2023 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on these expected revenues in the first quarter and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12).

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies, other acquisition-related expenses and changes in taxes related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1 ALLOT LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. dollars in thousands, except share and per share data)

	Three Months Ended March 31,

	2023	2022
	(Unaudited)

Revenues	$21,126	$31,896
Cost of revenues	7,651	9,792
Gross profit	13,475	22,104

Operating expenses:
Research and development costs, net	10,494	12,030
Sales and marketing	10,887	11,689
General and administrative	3,960	4,037
Total operating expenses	25,341	27,756
Operating loss	(11,866)	(5,652)
Financial and other income, net	794	247
Loss before income tax expenses	(11,072)	(5,405)

Tax expenses	290	722
Net Loss	(11,362)	(6,127)

Basic net loss per share	$(0.30)	$(0.17)

Diluted net loss per share	$(0.30)	$(0.17)

Weighted average number of shares used in computing basic net loss per share	37,421,720	36,539,247

Weighted average number of shares used in computing diluted net loss per share	37,421,720	36,539,247

TABLE - 2 ALLOT LTD. AND ITS SUBSIDIARIES RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)
GAAP cost of revenues	$7,651	$9,792
Share-based compensation (1)	(531)	(181)
Amortization of intangible assets (2)	(193)	(152)
Non-GAAP cost of revenues	$6,927	$9,459

GAAP gross profit	$13,475	$22,104
Gross profit adjustments	724	333
Non-GAAP gross profit	$14,199	$22,437

GAAP operating expenses	$25,341	$27,756
Share-based compensation (1)	(2,937)	(2,356)
Non-GAAP operating expenses	$22,404	$25,400

GAAP financial and other income	$794	$247
Expenses related to M&A activities (3)	14	-
Exchange rate differences*	(43)	(73)
Non-GAAP Financial and other income	$765	$174

GAAP taxes on income	$290	$722
Changes in tax related items	(25)	-
Non-GAAP taxes on income	$265	$722

GAAP Net Loss	$(11,362)	$(6,127)
Share-based compensation (1)	3,468	2,537
Amortization of intangible assets (2)	193	152
Expenses related to M&A activities (3)	14	-
Exchange rate differences*	(43)	(73)
Changes in tax related items	25	-
Non-GAAP Net income (loss)	$(7,705)	$(3,511)

GAAP Loss per share (diluted)	$(0.30)	$(0.17)
Share-based compensation	0.09	0.07
Amortization of intangible assets	0.00	0.00
Expenses related to M&A activities	0.00	-
Changes in taxes and headcount related items	-	-
Exchange rate differences*	(0.00)	0.00
Non-GAAP Net income (loss) per share (diluted)	$(0.21)	$(0.10)

Weighted average number of shares used in computing GAAP diluted net loss per share	37,421,720	36,539,247

Weighted average number of shares used in computing non-GAAP diluted net loss per share	37,421,720	36,539,247

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont. ALLOT LTD. AND ITS SUBSIDIARIES RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$531	$181
Research and development costs, net	1,202	845
Sales and marketing	1,037	913
General and administrative	698	598
	$3,468	$2,537

(2) Amortization of intangible assets
Cost of revenues	$193	$152
	$193	$152

(3) Expenses related to M&A activities
Financial income	$14	$-
	$14	$-

TABLE - 3 ALLOT LTD. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands)

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,608	$12,295
Short-term bank deposits	51,765	68,765
Restricted deposits	1,050	1,050
Available-for-sale marketable securities	9,909	4,293
Trade receivables, net	39,610	44,167
Other receivables and prepaid expenses	7,223	7,985
Inventories	16,715	13,262
Total current assets	140,880	151,817

LONG-TERM ASSETS:
Severance pay fund	361	371
Operating lease right-of-use assets	4,665	5,387
Trade receivables, net	5,005	4,934
Other assets	1,226	864
Total long-term assets	11,257	11,556

PROPERTY AND EQUIPMENT, NET	13,186	14,236
GOODWILL AND INTANGIBLE ASSETS, NET	35,068	35,344

Total assets	$200,391	$212,953

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$12,400	$11,661
Deferred revenues	18,977	20,825
Short-term operating lease liabilities	2,361	2,542
Other payables and accrued expenses	23,388	25,573
Total current liabilities	57,126	60,601

LONG-TERM LIABILITIES:
Deferred revenues	6,964	7,285
Long-term operating lease liabilities	1,655	2,579
Accrued severance pay	990	940
Convertible debt	39,624	39,575
Total long-term liabilities	49,233	50,379

SHAREHOLDERS' EQUITY	94,032	101,973

Total liabilities and shareholders' equity	$200,391	$212,953

TABLE - 4 ALLOT LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2023	2022
	(Unaudited)

Cash flows from operating activities:

Net Loss	$(11,362)	$(6,127)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,320	1,414
Stock-based compensation	3,468	2,537
Amortization of intangible assets	276	235
Increase (Decrease) in accrued severance pay, net	60	(6)
Decrease (Increase) in other assets	(362)	417
Decrease in accrued interest and amortization of premium on marketable securities	19	32
Changes in operating leases, net	(383)	(372)
Decrease (Increase) in trade receivables	4,486	(725)
Decrease (Increase) in other receivables and prepaid expenses	861	(1,034)
Increase in inventories	(3,453)	(1,755)
Increase in trade payables	739	496
Decrease in employees and payroll accruals	(1,452)	(2,486)
Increase (Decrease) in deferred revenues	(2,169)	842
Decrease in other payables, accrued expenses and other long term liabilities	(901)	(271)
Amortization of issuance costs of Convertible debt	49	-
Net cash used in operating activities	(8,804)	(6,803)

Cash flows from investing activities:
Decrease in restricted deposit	-	120
Redemption of (Investment in) short-term deposits	17,000	(25,700)
Purchase of property and equipment	(270)	(1,275)
Investment in available-for sale marketable securities	(8,983)	-
Proceeds from redemption or sale of available-for sale marketable securities	3,370	3,158
Net cash provided by (used in) investing activities	11,117	(23,697)

Cash flows from financing activities:
Proceeds from exercise of stock options	-	235
Issuance of convertible debt	-	39,426
Net cash provided by financing activities	-	39,661

Increase in cash and cash equivalents	2,313	9,161
Cash and cash equivalents at the beginning of the period	12,295	11,717

Cash and cash equivalents at the end of the period	$14,608	$20,878

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q1-2023		FY 2022		FY 2021
Revenues geographic breakdown
Americas	2.3	11%	21.8	18%	19.4	14%
EMEA	13.4	63%	71.2	58%	82.0	56%
Asia Pacific	5.4	26%	29.7	24%	44.2	30%
	21.1	100%	122.7	100%	145.6	100%

Revenue breakdown by type
Products	6.7	32%	61.1	50%	88.1	60%
Professional Services	1.9	9%	11.6	9%	15.2	11%
SECaaS (Security as a Service)	2.3	11%	7.2	6%	4.1	3%
Support & Maintenance	10.2	48%	42.8	35%	38.2	26%
	21.1	100%	122.7	100%	145.6	100%

Revenues per customer type
CSP	17.0	81%	98.3	80%	116.9	80%
Enterprise	4.1	19%	24.4	20%	28.7	20%
	21.1	100%	122.7	100%	145.6	100%

% of top-10 end-customers out of revenues	52%		44%		51%

Total number of full time employees	730		749		741
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	37.4		37.0		36.1

Non-GAAP weighted average number of fully diluted shares (in millions)	39.6		39.5		38.4

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q1-2023:	2.3
Q4-2022:	2.2
Q3-2022:	1.7
Q2-2022:	1.7
Q1-2022:	1.5

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Mar. 2023:	9.3
Dec. 2022:	9.2
Dec. 2021:	5.2
Dec. 2020:	2.7

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12